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                            August 25, 2022

       Chandan Basho
       Interim Chief Financial Officer
       Apollo Medical Holdings, Inc.
       1668 S. Garfield Avenue, 2nd Floor
       Alhambra, California 91801

                                                        Re: Apollo Medical
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-37392

       Dear Mr. Basho:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis
       Reconciliation of Net Income to EBITDA and Adjusted EBITDA, page 59

   1.                                                   Regarding your non-GAAP
measure "Adjusted EBITDA" presented here and in your
                                                        Form 10-Q's and
earnings releases furnished in Form 8-K's, please address for us, with a view to improved
disclosure, the following adjustments:
                                                            Itemize for us the
items comprising "Other expense (income)." We note the amount for 2020 and all of
the amounts in the June 30, 2022 Form 10-Q for this adjustment are as reported in
the statement of income but the amount for 2021 is not.
                                                            Additionally,
clarify for us what note (1) to the amount for 2021 represents and consists of.
                                                            Tell us why the
amount for "Unrealized loss on investments" for 2021 is more than the amount reported
in the statement of income.
                                                            Tell us why    Gain
on sale of equity method investment    does not include the amount
 Chandan Basho
Apollo Medical Holdings, Inc.
August 25, 2022
Page 2
              reported in the statement of income for 2021.
                Tell us the nature of the "Provider bonus payments." Tell us your consideration as to whether these bonus payments are normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
                It appears from your disclosures that some of your consolidated revenue is generated from "excluded assets." In connection with "APC excluded assets costs," tell us your consideration of adjusting for such revenues and any other income from these assets that you reported.
                In regards to "Net loss adjustment for recently acquired IPA's," tell us how you define the term "recently acquired" and your basis for the adjustment. Liquidity and Capital Resources, page 60

2. Your discussion of cash flows from operating activities on page 60 appears to be a recitation of the items presented in your statement of cash flows of how the amount of operating cash flow was derived for each period. Your discussion also refers to noncash items that do not impact cash. Pursuant to Item 303 of Regulation S-K, your discussion should be an analysis of why operating cash changed between periods presented. This includes discussing material underlying factors, particularly in regard to changes in working capital/operating assets and liabilities between periods. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance.
         Please revise your disclosure as appropriate.
Notes to Consolidated Financial Statements
18. Variable Interest Entities (VIEs), page 124

3. Please tell us your consideration of disclosing your schedule of "Excluded Assets" within the notes to your Consolidated Financial Statements. Refer to ASC 810-10-50-2AA(b).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameChandan Basho                                Sincerely,
Comapany NameApollo Medical Holdings, Inc.
                                                               Division of
Corporation Finance
August 25, 2022 Page 2                                         Office of Trade
& Services
FirstName LastName